4-30-02

02033929

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

MAY 03 2002

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

For 30 April, 2002

GlaxoSmithKline plc
(Name of registrant)

GLAXOSMITHKLINE, 980 GREAT WEST ROAD,
BRENTFORD, MIDDLESEX TW8 9GS
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ____ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No ___

GlaxoSmithKline

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

Tel. +44 (0)20 8047 5000
www.gsk.com

Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

29 April 2002	Abacus (GW) Trustees Limited, as trustee of The Glaxo Wellcome Employee Trust ("the Trust"), transferred 14,284 Ordinary Shares in the Company to participants of the Glaxo Wellcome 1999 Share Option Plan, the Glaxo Wellcome International Share Option Scheme and the Glaxo Wellcome 1999 Long Term Incentive Plan. The Trust also sold 2,671 Ordinary Shares in the Company at £16.82 per share.

The Company was advised of these transactions on 30 April 2002.

The Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline Services Unlimited (formerly Glaxo Wellcome plc) and its subsidiaries are potential beneficiaries. Two of the Company's directors, Sir Richard Sykes and John Coombe are therefore interested in the shares held in the Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline Services Unlimited and its subsidiaries.

S M Bicknell
Company Secretary

30 April 2002

Registered in England & Wales
No. 3888792

Registered office
980 Great West Road
Brentford, Middlesex, TW8 9GS

GlaxoSmithKline

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

Tel. +44 (0)20 8047 5000
www.gsk.com

30 April 2002

GSK Share Re-Purchases

GlaxoSmithKline plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 21 May 2001, it purchased for cancellation 600,000 of its Ordinary shares on Wednesday, 01 May 2002 at a price of 1662.4387p per share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: 30 April 2002

By: LORRAINE DAY
Lorraine Day
Authorised Signatory for and on behalf of GlaxoSmithKline plc